Filed by Brasil Telecom S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Brasil Telecom S.A.

Commission File No.: 001-15256

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY BRASIL TELECOM S.A. RELATING TO THE PROPOSED SHARE EXCHANGE BETWEEN COARI PARTICIPAÇÕES S.A. AND BRASIL TELECOM S.A.

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Additional Information and Where to Find It:

This communication contains information with respect to the proposed share exchange (incorporação de ações) between Brasil Telecom S.A. (“Brasil Telecom”) and Coari Participações S.A. (“Coari”). In connection with the proposed share exchange, Coari (1) intends to file with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Coari, and (2) has filed and will file with the Commission other documents regarding the proposed share exchange. We urge investors and security holders to carefully read the prospectus and other relevant materials when they become available as they will contain important information about the proposed share exchange. Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed share exchange, when available, free of charge on the Commission’s website at www.sec.gov or from Coari.

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BRASIL TELECOM S.A.

CNPJ/MF: 76.535.764/0001-43

NIRE 53 3 0000622 – 9

Publicly-Held Company

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

In compliance with legal and statutory provisions, the shareholders of Brasil Telecom S.A. (the “Company”) are summoned to gather at an Extraordinary General Meeting to be held on January 6, 2010, at 11:00 a.m., in the Company’s head office, in the city of Brasília – Federal District, at SIA SUL, ASP, LOT D, BLOCK B, in order to resolve on the following:

1) Examine, discuss and resolve on the approval of the Protocol and Justification of the Share Exchange between the Company and its controlling shareholder Coari Participações S.A., a publicly-held company with head offices in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua Humberto de Campos No. 425, 8º floor – part, registered with the National Corporate Taxpayers’ Register under CNPJ/MF No. 04.030.087/0001-09 (“Coari”) (the “Protocol and Justification”);

2) Ratify the appointment and hiring of Apsis Consultoria Empresarial Ltda., with head office at Rua São José, 90 – group 1,802, in the city and State of Rio de Janeiro, registered with the National Corporate Taxpayers’ Register under No. 27.281.922/0001-70 (“Apsis”), as the specialized firm engaged for the preparation of the appraisal report, at book value, of the Company’s shares that will be exchanged for shares of Coari (the “Appraisal Report”), as well as the Net Worth Appraisal Report of the Company and Coari at market prices, for the purposes of Article 264 of Law No. 6,404/76 (the “Net Worth Appraisal Report at Market Prices”);

3) Examine, discuss and resolve on the approval of the Appraisal Report and on the Net Worth Appraisal Report at Market Prices, prepared by Apsis;

4) Resolve on the proposal of the share exchange between the Company and Coari, as set forth in Article 252 of Law No. 6,404/76, and in the terms and conditions established in the Protocol and Justification (the “Share Exchange”).

GENERAL INFORMATION

In compliance with the provisions set forth in Article 135, §3 of Law No. 6,404/76, the documents related to the agenda are available to the shareholders at the Company’s head office, and are also available for consultation on the website www.oi.com.br/ri. All the documents related to the agenda referred to in this notice and all documents related to the Share Exchange were sent to the Brazilian Securities, Commodities and Futures Exchange – BM&FBOVESPA and to the Brazilian Securities Commission (“CVM”), pursuant to the Article 124, §6 of Law No. 6,404/76 and to CVM Instruction No. 319/99, and are also available on the websites www.cvm.gov.br and www.bovespa.com.br.

Proxies shall be filed at the Legal Department at the Company’s head office no later than two (2) business days in advance to the Meeting.

Shareholders holding shares in the Fungible Custody of Registered Shares who wish to participate in the Extraordinary General Meeting shall file a custody statement issued no later than two (2) business days prior to the meeting, containing the respective share interest provided by the custodian.

Rio de Janeiro, December 4, 2009.

José Mauro Mettrau Carneiro da Cunha

President of the Board of Directors